NOTIFICATION OF LATE FILING

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC File No.: 000-50340


(Check one):  [X] Form 10-K   [  ] Form 20F  [  ] Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR  [  ] Form N-CSR

                      For Period Ended: September 30, 2008

                       [  ]  Transition Report on Form 10-K
                       [  ]  Transition Report on Form 20-F
                       [  ]  Transition Report on Form 11-K
                       [  ]  Transition Report on Form 10-Q
                       [  ]  Transition Report on Form N-SAR

      For the Transition Period Ended: ___________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Rodobo International, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


Navstar Media Holdings, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable


380 Changjiang Road, Nangang District,
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Harbin, PRC 150001
--------------------------------------------------------------------------------
City, State and Zip Code



PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed.
(Check box if appropriate)

     [ ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant is currently still finalizing its Management Discussion and Analysis of Financial Condition and Results of Operations part of its Annual Report on Form 10-K for the fiscal year ended September 30, 2008.


PART IV - OTHER INFORMATION

     (1)  Name and address of person to contact in regard to this notification:

                         Qiao Xiuzhen, 86 0451 82260522
                         ------------------------------
                      (Name) (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Effective on September 30, 2008, Navstar Media Holdings, Inc. ("Navstar") entered into an Agreement and Plan of Merger (the "Agreement") by and among the registrant its wholly owned acquisition subsidiary Rodobo International, Inc., a Nevada corporation, Mega Profit Limited ("Mega"), a corporation formed under the laws of the Cayman Islands ("Cayman"), and its sole shareholder. As disclosed in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2008, pursuant to the Agreement, Navstar completed its acquisition of 100% ownership interest in Mega, which owns a 100% ownership interest in Harbin Rodobo Dairy Co., Ltd. ("Harbin"), a milk formula producer in China. At the closing, Navstar acquired all of the issued and outstanding capital stock of Mega from the Mega shareholder in exchange for 93% of the issued and outstanding shares of common stock of Navstar ("Merger"). Subsequent to the closing and as a direct consequence, the name of the registrant was changed to Rodobo International, Inc. In addition, the registrant's fiscal year has changed and it is now ended on September 30, 2008. As a result of the Merger, the registrant is now required to file an annual report for the fiscal year ended September 30, 2008, which will include the results of Harbin. The registrant expects to have at least $5 million of net income for the fiscal year ended September 30, 2008.

                           Rodobo International, Inc.
                           --------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December 29, 2008           /s/ Qiao Xiuzhen
                                   ----------------------------------
                                   Qiao Xiuzhen
                                   Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).